UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
October 12, 2007
Harmony Gold Mining Company Limited
Suite No. 1
Private Bag X1
Melrose Arch, 2076
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F)
Form 20-F ☑       Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No ☑

SIGNATURES

Issued by Harmony Gold Mining Company Limited
4 October 2007
For more details contact:

Graham Briggs Acting Chief Executive	Amelia Soares Investor Relations General Manager	Lizelle du Toit Investor Relations Officer	For the comprehensive set of results please visit www.harmony.co.za

on +27(0)83 265 0274	on +27(0)82 654 9241	on +27(0)82 465 1244
or	or		JSE: HAR HAR
NYSE: HMY
NASDAQ: HMY
ISIN No.: ZAE000015228
Johannesburg. Friday, 12 October 2007. HARMONY ISSUES ANNUAL FINANCIAL STATEMENTS AND DETAILS OF ANNUAL GENERAL MEETING
The Harmony annual report, containing its financial statements for the year ended 30 June 2007, prepared in accordance with International Financial Reporting Standards, will be issued on Friday, 12 October 2007. An abridged report will not be published as the information previously published in the provisional report is unchanged.
Copies of the annual report will be posted to shareholders and delivered to the JSE Limited on Friday, 12 October 2007.
The annual general meeting of members of Harmony will be held at 11:00 on Monday, 26 November 2007 in the L’Incontro Ballroom at The Michelangelo Hotel, 135 West Street, Sandton to transact the business stated in the notice of the annual general meeting.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: October 12, 2007
Harmony Gold Mining Company Limited
By: /s/ Frank Abbott
Name: Frank Abbott

Title: Interim Financial Director